

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2021

Vincent T. Cubbage
Chief Executive Officer
TortoiseEcofin Acquisition Corp. III
5100 W. 115th Place
Leawood, KS 66211

> **Re: TortoiseEcofin Acquisition Corp. III**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 4, 2021**
> **File No. 333-253586**

Dear Mr. Cubbage:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Exhibits
Exhibit 4.4, page II-2

1. Your Risk Factors and Description of Securities sections state that the exclusive forum provision of the warrant agreement identifies the courts of the State of New York or the United States District Court for the Southern District of New York as the exclusive forum for claims under the Securities Act and that the exclusive forum provision will not apply to claims under the Exchange Act. However, Section 9.3 of the warrant agreement does not discuss the provision's applicability to the Securities Act or Exchange Act. Please revise Section 9.3 of the warrant agreement to state that it applies to claims under the Securities Act, but not to claims under the Exchange Act or, if you determine not to revise the warrant agreement, tell us how you will inform investors in future filings of this fact.

Exhibit 5.2

2.   It is inappropriate to assume the legal authority of, authorization by, or due execution by the Company and its representatives; please delete or revise assumptions 1, 4, 8 and 9 accordingly. It is also inappropriate to assume facts that are readily ascertainable; please delete or revise assumptions 2 and 3 accordingly.

 Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Brenda Lenahan